EXHIBIT H

FORM OF PROPOSED NOTICE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. 35-       /        , 1998

Filings Under the Public Utility Holding
Company Act of 1935 ("Act")

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
      , 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed, or as amended, may be granted and/or permitted to become effective.

Northeast Utilities, et al.
(70-          )

     Northeast Utilities ("NU"), a registered holding company, located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010, and NU's wholly-owned subsidiary, Northeast Utilities Service Company, located at 107 Selden Street, Berlin, Connecticut 06037, have filed an application-declaration pursuant to Sections 6(a), 7, 9(a), 10, 12 and 13 of the Act and the related rules thereunder.

     NU proposes to organize, acquire the capital stock of and provide initial financing for a wholly-owned subsidiary, NEWCO ("NEWCO"), that would, through multiple subsidiaries ("second tier subsidiaries"), engage in a variety of energy-related and other activities and acquire and manage nonnuclear generating plants. NU proposes to fund the first tier subsidiary's preliminary development and administrative costs, whether done internally or through one or more unaffiliated third parties, for the period ending December 31, 1999 in the aggregate amount of $150 million. NU also seeks authorization to create and finance through the first tier subsidiary one or more new second-tier subsidiaries that are expected to participate as purchasers in affiliate and nonaffiliate companies' sales of nonnuclear generation ("Generation").

     Organization of NEWCO

     The transactions for which authorization under the Act is sought herein in connection with the creation of a new first-tier subsidiary involve (i) the completion of the initial steps necessary for the organization of NEWCO,
(ii) the issuance by NEWCO and acquisition by NU of one hundred shares of the common stock, par value $1 per share ("NEWCO Common Stock") of NEWCO for $100,000 and (iii) the investment by NU of up to an additional $150 million through December 31, 1999 for the purpose of funding NEWCO's preliminary development activities and administrative costs associated with, among other things, (i) identifying and analyzing Generation acquisition opportunities and initiating the financing for such projects (in the aggregate amount of up to $10 million) and (ii) developing and managing NEWCO's other investments, as described more fully below (in the aggregate amount of up to $140 million).

     NEWCO intends to directly or indirectly acquire, without seeking any further Commission authority, the securities of one or more companies ("New Subsidiaries") organized for the purposes of performing energy-related and other activities currently authorized, or which may be authorized in the future, by the Commission by rule or statute. These associate companies would include exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs"), energy-related companies within the meaning of Rule 58 ("ERCs"), other New Subsidiaries and certain existing subsidiaries of NU ("Authorized Subsidiary Companies"). EWGs, FUCOs, ETCs, ERCs, New Subsidiaries and Authorized Subsidiary Companies are referred to collectively as "Nonutility Companies." NEWCO's associate companies formed to invest in generation may also be formed as independent power producers ("IPPs") to sell at wholesale and retail within New England.

     The Nonutility Companies may be direct or indirect subsidiaries of NEWCO, and may perform development activities and administrative services and/or other services, as described below. Investments by NU, through NEWCO, in Nonutility Companies may take the form of any combination of: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests (collectively, "Capital Stock"); (ii) capital contributions; (iii) open account advances without interest; (iv) loans; and (v) Guarantees, as defined below, issued in support of securities or other obligations of Nonutility Companies. The source of funds for direct or indirect investments by NU or NEWCO in any Nonutility Company will include (a) dividends received from operating companies derived from proceeds of sales of nonnuclear generation assets in NU's franchised retail sales territory and/or proceeds from the securitization of financial assets such as stranded costs, etc.;
(b) proceeds derived from securities issuances authorized by the Commission in future orders; and (c) other available cash resources.

     To the extent that NU or NEWCO provides funds to a Nonutility Company which are used to invest in any EWG or FUCO, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 53. In addition, to the extent that NU provides funds to NEWCO which are used to invest in an ERC, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58.

     From time to time, NU proposes, without further order of the Commission, to consolidate or reorganize all or any part of its ownership interests in one or more Nonutility Companies and/or New Subsidiaries authorized by the Commission.

     It is likely that personnel employed by NUSCO or other associate companies of NU may provide a wide range of services on an as-needed basis to NEWCO or its subsidiaries pursuant to a service agreement to be entered into between NEWCO (or a NEWCO subsidiary or other affiliate) and such associate company. Under this agreement, NEWCO or its affiliate will reimburse the NU system company rendering such service for the cost of services provided, computed in accordance with Rules 90 and 91 under the Act, as well as applicable rules and regulations. In addition, in the event that such services are performed on behalf of an EWG or FUCO, such services will be rendered in accordance with Rule 53 under the Act.

     NEWCO's Generation-Related Activities

     In addition to the acquisition of securities of Nonutility Companies and other activities described above, NEWCO is also being formed as a first tier subsidiary of NU for the purpose of facilitating the investment by the NU System in Generation to support the NU System's wholesale and retail power marketing and brokering efforts in deregulated retail markets. Each investment by NU in NEWCO will take the form of additional acquisitions of capital stock, capital contributions, open account advances or subordinated loans. In addition, NEWCO or any of its subsidiaries which are involved in the acquisition or ownership of Generation may obtain debt financing from unaffiliated third parties. The terms and conditions applicable to NU's investment of funds in NEWCO for investment in Generation, as well as the details of any financing required in connection with such acquisitions, will be the subject of future filings with the Commission to the extent such items are jurisdictional. Such debt financing may also require a guaranty by NU, for which Commission authorization will also be sought to the extent required.

     Beyond the initial $100,000 invested in NEWCO by NU and the $10,000 invested in GENCO and the amounts of up to $150 million through December 31, 1999 to be invested by NU in NEWCO and GENCO for the purposes of funding preliminary development activities and administration of NEWCO, additional investments in NEWCO will be made by NU from time to time to form additional subsidiaries to acquire Generation or to fund other activities described
herein.   Each such investment or investments will take the form of
additional acquisitions of capital stock, capital contributions, open account advances or subordinated loans. It is contemplated that the balance of such acquisition price for Generation to be purchased by such subsidiaries will be debt financed by non-affiliated third parties and Commission approval will be sought as required for such financing authority. Such debt financing may require a guarantee by NU, for which additional Commission authorization will also be requested if required.

Guarantees

     NU and NEWCO also propose to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of Nonutility Companies, GENCO and other direct or indirect subsidiaries or affiliates of NEWCO in an aggregate amount not to exceed $ 75 million ("Aggregate Authorization"), through December 31, 1999. Guarantees may take the form of NU or NEWCO agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations with respect to or act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by NU, NEWCO, the Nonutility Companies or GENCO or its affiliates.

NU and NEWCO represent that the terms and conditions of Guarantees will be established through arm's-length negotiations based upon current market conditions. NU and NEWCO further undertake that any Guarantee they issue will be without recourse to any System operating company to the extent not authorized under Rule 52 under the Act.

     To the extent that NU or NEWCO provides Guarantees in support of its investment in any EWG or FUCO, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 53. Moreover, to the extent that NU or NEWCO provides Guarantees in support of its investment in an ERC, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.